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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                             Greif Bros. Corporation
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                                (Name of Issuer)

                     Class B Common Stock, without par value
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                         (Title of Class of Securities)

                                   397624 20 6
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                                 (CUSIP Number)

                            Joseph P. Boeckman, Esq.
                              Baker & Hostetler LLP
                              65 East State Street
                                   Suite 2100
                              Columbus, Ohio 43215
                                 (614) 228-1541
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2001
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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                                  SCHEDULE 13D

CUSIP No.:  397624 20 6

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Naomi A. Coyle Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Not applicable (trust has no designated place of organization)

7        SOLE VOTING POWER

         1,663,040 shares of Class B Common Stock (as of February 28, 2003)

8        SHARED VOTING POWER

         -0- (as of February 28, 2003)

9        SOLE DISPOSITIVE POWER

         1,663,040 shares of Class B Common Stock (as of February 28, 2003)

10       SHARED DISPOSITIVE POWER

         -0- (as of February 28, 2003)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,663,040 shares of Class B Common Stock (as of February 28, 2003)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.1%

14       TYPE OF REPORTING PERSON
         OO (trust)

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                                  SCHEDULE 13D

CUSIP No.: 397624 20 6

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Michael H. Dempsey

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)        [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizen of the United States of America

7        SOLE VOTING POWER

         2,287,442 shares of Class B Common Stock (as of February 28, 2003)

8        SHARED VOTING POWER

         -0- (as of February 28, 2003)

9        SOLE DISPOSITIVE POWER

         2,287,442 shares of Class B Common Stock (as of February 28, 2003)

10       SHARED DISPOSITIVE POWER

         -0- (as of February 28, 2003)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,287,442 shares of Class B Common Stock (as of February 28, 2003)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.4%

14       TYPE OF REPORTING PERSON
         IN

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                        ITEMS 1 THROUGH 7 OF SCHEDULE 13D
                                       FOR
                     NAOMI A. COYLE TRUST/MICHAEL H. DEMPSEY

Item 1.  Security and Issuer

         This Schedule 13D relates to the Class B Common Stock, without par value (the "Class B Common Stock"), of Greif Bros. Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.  Identity and Background

         (a) This Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons" and, individually, a "Reporting Person"):

              The Naomi A. Coyle Trust (the "Coyle Trust"); and

              Michael H. Dempsey ("Mr. Dempsey"). Mr. Dempsey is the trustee and a beneficiary of the Coyle Trust.

         (b)  The business address for each Reporting Person is as follows:

              For the Coyle Trust:    Naomi A. Coyle Trust
                                      c/o Michael H. Dempsey, Trustee
                                      2240 Encinitas Boulevard
                                      Suite D-403
                                      Encinitas, California  92024

              For Mr. Dempsey:        Michael H. Dempsey
                                      2240 Encinitas Boulevard
                                      Suite D-403
                                      Encinitas, California  92024

         (c)  Present Principal Occupation or Employment:

              For the Coyle Trust:    Not applicable.

              For Mr. Dempsey:        Investor.

         (d) Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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         (f)  Citizenship:

              For the Coyle Trust:    Not applicable.

              For Mr. Dempsey:        United States of America

Item 3.  Source and Amount of Funds or Other Consideration

         For the Coyle Trust: The Coyle Trust was created as an irrevocable trust around 1944 by Naomi A. Coyle. It is believed that the Coyle Trust acquired all of its Class B Common Stock in and around 1946 in privately negotiated transactions. The source of funds used for such acquisitions came from the assets used to fund the trust.

         For Mr. Dempsey: Mr. Dempsey is the direct beneficial owner of 129,052 share of the Class B Common Stock. Mr. Dempsey acquired all of these shares by gift. Mr. Dempsey is the trustee of the following trusts, which own the number of shares of Class B Common Stock indicated: (a) the Coyle Trust--1,663,040 shares (Mr. Dempsey is also a beneficiary of this trust); (b) the John C. Dempsey Trust--278,500 shares (Mr. Dempsey is also a beneficiary of this trust); and (c) the Naomi C. Dempsey Charitable Lead Annuity Trust--119,825 shares (Mr. Dempsey is also a remainder beneficiary of this trust). It is believed that these trusts acquired all of their respective shares of Class B Common Stock by gift. Mr. Dempsey is also the president of the All Life Foundation, a charitable foundation. The All Life Foundation is the owner of 97,025 shares of Class B Common Stock. The All Life Foundation acquired all of its shares of Class B Common Stock by gift.

Item 4.  Purpose of Transaction

         Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

         While no Reporting Person has any current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time each Reporting Person may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which such Reporting Person may acquire or dispose of shares of Class B Common Stock.

         Mr. Dempsey is a director of the Company. Changes to the Company's present board of directors may occur as a result of persons nominated for election as directors by the board of directors or a committee thereof and who are subsequently elected by the Company's Class B stockholders.

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Item 5. Interest in Securities of the Issuer.

        (a) For the Coyle Trust: The Coyle Trust is the beneficial owner, in the aggregate, of 1,663,040 shares of Class B Common Stock, which represents 14.1% of the outstanding shares of Class B Common Stock.

             For Mr. Dempsey: Mr. Dempsey is the beneficial owner, in the aggregate, of 2,389,092 shares of Class B Common Stock, which represents 19.4% of the outstanding shares of Class B Common Stock. Mr. Dempsey's beneficial ownership is as follows:

             (i) 129,052 shares (1.1% of the outstanding shares) are directly owned by Mr. Dempsey.

             (ii) 1,663,040 shares (14.1% of the outstanding shares) are directly owned by the Coyle Trust, the other Reporting Person. Mr. Dempsey was appointed as the trustee of the Coyle Trust on January 3, 2001. Mr. Dempsey is also a beneficiary of this trust.

             (iii) 278,500 shares (2.4% of the outstanding shares) are directly owned by the John C. Dempsey Trust. Mr. Dempsey was appointed as the successor trustee of this trust on February 6, 2002. Mr. Dempsey is also a beneficiary of this trust.

             (iv) 119,825 shares (1.0% of the outstanding shares) are directly owned by the Naomi C. Dempsey Charitable Lead Annuity Trust. Mr. Dempsey was appointed as the trustee of this trust in connection with its formation on December 8, 1998. Mr. Dempsey is also a remainder beneficiary of this trust.

             (v) 97,025 shares (0.8% of the outstanding shares) are directly owned by the All Life Foundation, a charitable foundation. Mr. Dempsey is the president of the All Life Foundation and has voting and investment power with respect to the shares of Class B Common Stock owned by such foundation.

         (b) Mr. Dempsey, as the trustee of the Coyle Trust, has the sole power to vote and dispose of the 1,663,040 shares of Class B Common Stock.

         (c) Other than as described below, no transactions in the shares of Class B Common Stock were effected during the past 60 days by the Filing Person:

              On January 13, 2003, the John C. Dempsey Trust sold 100,000 shares of Class B Common Stock at $26.80 per share in a privately negotiated transaction with Naomi C. Dempsey. Naomi C. Dempsey is the mother of Michael H. Dempsey, the trustee and a beneficiary of the John C. Dempsey Trust.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by the Filing Persons.

         (e)  Not applicable.

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Item 6.  Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Filing Persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Joint Filing Agreement dated February 28, 2003, by and among each of the Reporting Persons.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 28, 2003                         THE NAOMI A. COYLE TRUST


                                          /s/ Michael H. Dempsey, Trustee
                                          --------------------------------------
                                              Michael H. Dempsey, Trustee of the
                                              Naomi A. Coyle Trust

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 28, 2003                         /s/ Michael H. Dempsey
                                          --------------------------------------
                                              Michael H. Dempsey